

June 15, 2012

<u>Via E-mail</u>
Robert B. Pollock
Chief Executive Officer
Assurant, Inc.
One Chase Manhattan Plaza, 41st Floor
New York, New York 10005

> **Re: Assurant, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Form 10-Q for Quarter Ended March 31, 2012**
> **Filed May 2, 2012**
> **File No. 001-31978**

Dear Mr. Pollock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q filed on May 2, 2012

<u>Item 1. Legal Proceedings, page 56</u>

1. You state that you do not believe that the outcome of pending matters will have a material adverse effect individually or in the aggregate, on the Company's financial position, results of operations, or cash flows. Please provide us with a detailed analysis that supports your determination that the matters described in your risk factor below do not potentially have a material adverse effect individually or in the aggregate, on the Company's financial position, results of operations, or cash flows.

Risk Factors
"Our business is subject to risks related to litigation and regulatory actions," page 56

2. Please expand your risk factor in an amended Form 10-Q to quantify the amount and percentage of total revenues and net income that each of the following accounted for during the quarter ended March 31, 2012 and your fiscal year ended December 31, 2011:
   • lender placed insurance;
   • lender placed insurance regulated by the New York Department of Financial Services; and
   • lender place insurance regulated by the California State Department of Insurance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director